EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Exemption from Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and Certain Disclosure Requirements under Various Rules and Forms.

In the Matter of

James Alpha Funds Trust d/b/a Easterly Funds Trust

515 Madison Avenue

New York, New York 10022

and

Easterly Investment Partners LLC

138 Conant Street

Beverly, Massachusetts 01915

Please send all communications and orders to:

Darrell Crate
Easterly Funds Trust

515 Madison Avenue

New York, New York 10022

(617) 231-4343 / dcrate@easterlyam.com

with a copy to:

Matthew DiClemente, Esq.

Michael W. Mundt, Esq.

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

(215) 564-8173 / mdiclemente@stradley.com

(202) 419-8403 / mmundt@stradley.com

Page 1 of 68 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on December 7, 2023

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I. INTRODUCTION

James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”) and Easterly Investment Partners LLC (the “Adviser,” and together with the Trust, the “Applicants”),1 a registered investment adviser to the Trust, hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Trust is registered with the Commission as an open-end investment company that offers one or more series of shares (the “Existing Funds”) pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act.2 Applicants request that the relief sought herein apply to the Applicants, including the Existing Funds, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that, in each case, is advised by the Adviser, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (each a “Sub-Advised Fund” and collectively, the “Sub-Advised Funds”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”),3 including a majority of the Trustees who are not “interested persons” of the Trust, the Sub-Advised Funds or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to, without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Sub-Advised Fund and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Sub-Advised Fund is (1) an indirect or direct “wholly owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser for that Sub-Advised Fund, or (2) a sister company of the Adviser for that Sub-Advised Fund that is an indirect or direct wholly-owned subsidiary of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2), a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Sub-Advised Fund, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Sub-Advised Fund (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).4

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1 The term “Adviser” includes (i) the Adviser and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The Existing Funds and their current Sub-Advisers appear on Exhibit C.

3 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as that term is defined herein), if different.

4 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

Affiliated person of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. Section 2(a)(43) of the 1940 Act defines “wholly owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Sub-Advised Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All series that currently intend to be Sub-Advised Funds are identified on Exhibit C of the Application. The existing Sub-Advisers to the Existing Funds are also identified on Exhibit C of the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.5

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees, the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Trustees who are Independent Trustees, would on behalf of each Sub-Advised Fund, and without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to any existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-Advised Funds would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II. THE TRUST

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust has registered shares of the Existing Funds under the Securities Act and the Existing Funds are advised, or will be advised, by the Adviser. The Trust is managed by a Board of Trustees, the majority of whom are Independent Trustees. An Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Sub-Advised Fund. The Trust and the Sub-Advised Funds are not required to hold annual shareholder meetings.

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5 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Fund or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Funds (“Affiliated Sub-Adviser”).

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Each Sub-Advised Fund has or will have its own distinct investment objective, policies and restrictions. Shares of each Sub-Advised Fund are or will be offered pursuant to a registration statement filed on Form N-1A.

III. THE ADVISER

The Adviser will serve as “investment adviser” to each Sub-Advised Fund pursuant to an investment advisory agreement with the applicable registered open-end management investment company of which the Sub-Advised Fund is a series (each, an “Investment Management Agreement” and collectively, the “Investment Management Agreements”). Easterly Investment Partners LLC is a Delaware limited liability company with its principal office located at 138 Conant Street, Beverly, Massachusetts 01915 and is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act.

The Investment Management Agreements for the Existing Funds were approved by the Board, including a majority of the Independent Trustees, and will be approved by the shareholders of each applicable Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Investment Management Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of an Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Sub-Advised Fund.

As the investment adviser to each Sub-Advised Fund, the Adviser will be responsible for determining the securities and other instruments to be purchased, sold or entered into by each Sub-Advised Fund and will place orders with brokers or dealers selected by the Adviser. The Adviser will also determine what portion of each Sub-Advised Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular Sub-Advised Fund, may recommend changes to the investment policies and strategies of the Sub-Advised Fund for consideration by the Board.

Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the Board,6 including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to one or more Sub-Advisers. In accordance with an Investment Management Agreement, the Adviser would supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser would continue to have overall responsibility for the management and investment of the assets of each Sub-Advised Fund, and the Adviser’s responsibilities would include, for example, recommending the removal or replacement of Sub-Advisers and determining the portion of that Sub-Advised Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determined to delegate portfolio management responsibilities to one or more sub-advisers, the Adviser would evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Sub-Advised Fund, and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Sub-Advised Fund’s investment policies and restrictions. If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

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6 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund.

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For its services to a Sub-Advised Fund under an Investment Management Agreement, the Adviser will receive an investment management fee from that Sub-Advised Fund. A Sub-Adviser will receive an investment management fee from the Adviser.7 The fee paid to a Sub-Adviser would be a result of negotiations between the Adviser and the Sub-Adviser and would be approved by the Board, including a majority of the Independent Trustees.

IV. THE SUB-ADVISERS

The Adviser will enter into Sub-Advisory Agreements with Sub-Advisers with respect to the relevant Existing Funds. The Sub-Advisory Agreements have been approved by the Board, including a majority of the Independent Trustees, and will be approved by shareholders of each relevant Existing Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement with each Sub-Adviser with respect to the relevant Existing Funds will comply with Section 15(a) of the 1940 Act. The Adviser may, in the future, enter into additional Sub-Advisory Agreements with other Sub-Advisers with respect to a particular Sub-Advised Fund.

The Sub-Advisers to the Existing Funds are, and any future Sub-Advisers will be, “investment advisers” to the Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers to the Existing Funds are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for certain Sub-Advised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers, and the Sub-Advisers would have management oversight of that portion of the Sub-Advised Fund allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to each Sub-Adviser, and make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and will assist the Adviser to maintain the Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Sub-Advised Fund’s investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Fund.

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7 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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Any Sub-Advisory Agreements have been or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Fund, and will provide that (1) it will continue in effect for more than an initial term of up to two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Sub-Advised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to the Applicants. The Sub-Advisory Agreements will set forth the duties of the Sub-Advisers and precisely describe the compensation to be paid by the Adviser to the Sub-Advisers.

The terms of any Sub-Advisory Agreements also will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board will dedicate substantial time each year to the review of contract matters, including matters relating to the Investment Management Agreements and Sub-Advisory Agreements. The Board will request and review comprehensive materials received from the Adviser, the Sub-Advisers, fund counsel and, when appropriate or necessary, independent third parties. The Board will consist of a majority of Independent Trustees. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the applicable Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.8 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Fund.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

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8 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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VI. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A. Shareholder Vote

1. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as including any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.11 Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisers without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

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9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

11 It is possible, however, that a Wholly-Owned Sub-Adviser may share certain investment personnel with an Adviser.

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2. Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Sub-Advised Fund, or may operate the Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

i. Operation of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions, and instead the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Funds, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund.14

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12 See Section 1(b)(6) of the 1940 Act.

13 Hearing on S.3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

14 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of the assets of a Sub-Advised Fund from time to time.

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From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board to select the Sub-Advisers who are in the best position to achieve the Sub-Advised Fund’s investment objectives. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and the Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreement and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of a Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser’s fee, whether payable by the Adviser or directly payable by a Sub-Advised Fund, directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Fund. Accordingly, the Adviser and the applicable Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

ii. Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser had an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Sub-Advised Fund because of the conditions set forth in this Application.

Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees. For any Sub-Advised Fund that uses an Affiliated Sub-Adviser, including, but not limited to, a Wholly-Owned Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Fund is in the best interests of the Sub-Advised Fund and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Trustees who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Fund would remain subject to annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

iii. Benefits to Shareholders

If a new Sub-Adviser were to be retained by the Adviser on behalf of a Sub-Advised Fund today, the shareholders of the Sub-Advised Fund will be required to approve the Sub-Advisory Agreement. Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund is required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Sub-Advised Fund would be required to

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approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has Sub-Advisers are effectively hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, monitoring, recommending and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to manage the assets of the Sub-Advised Fund directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Fund are paying the Adviser—the selection, supervision and evaluation of the Sub-Advisers—without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorum), the Sub-Advised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders. Without the requested relief, a Sub-Advised Fund may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Sub-Advised Fund’s assets diligently because of diminished capabilities resulting from loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Sub-Advised Fund, as applicable, to each Sub-Adviser.

iv. Shareholder Notification

With the exception of the relief requested in connection with the Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information (the “SAI”) for each Sub-Advised Fund will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

10

If a new Sub-Adviser is hired, the Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;15 and (b) the Sub-Advised Fund will make the Multi-manager Information Statement available on the Website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that Website for at least 90 days.

In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. A Sub-Advised Fund will be required, as provided in Condition 1 below, to obtain shareholder approval to operate as a “multiple manager” fund as described herein (the “Multi-Manager Arrangement”) before relying on the order requested in this Application. If a Sub-Advised Fund obtains or has obtained shareholder approval of the Multi-Manager Arrangement before the order requested in this Application is issued, the prospectus for the Sub-Advised Fund will contain, at all times following that approval, the disclosures required by Condition 2 to this Application. A Sub-Advised Fund whose prospectus did not, at all times following shareholder approval of the Multi-Manager Arrangement, contain the disclosures required by Condition 2 will obtain shareholder approval before relying on the requested order.

B. Fee Disclosure

1. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

_________________________

15 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Fund. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

11

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the Sub-Advised Fund’s financial statements to include information concerning fees paid to the Sub-Advisers. An exemption is requested to permit the Sub-Advised Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2. Requested Relief

Applicants seek relief to permit each Sub-Advised Fund to disclose (as a dollar amount and a percentage of a Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Fund’s net assets.

As noted above, the Adviser may operate Sub-Advised Funds in a manner different from a traditional investment company. By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Fund. The Adviser may compensate the Sub-Advisers, or the Sub-Advised Funds may compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser or the Sub-Advised Fund would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser and the Aggregate Fee Disclosure will be fully disclosed and therefore, shareholders will know what the Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.

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Indeed, in a more conventional arrangement, requiring the Sub-Advised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Fund to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.16

The requested relief would benefit shareholders of the Sub-Advised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Catholic Responsible Investments Funds et al., Investment Company Act Rel. Nos. 34474 (January 19, 2022) (notice) and 34508 (February 15, 2022) (order); ETF Opportunities Trust et al., Investment Company Act Rel. Nos. 34463 (January 5, 2022) (notice) and 34494 (February 2, 2022) (order); The Advisors’ Inner Circle Fund et al., Investment Company Act Rel. Nos. 34184 (February 1, 2021) (notice) and 34216 (February 26, 2021) (order); Guinness Atkinson Asset Management, Inc. et al., Investment Company Act Rel. Nos. 33813 (March 10, 2020) (notice) and 33849 (April 22, 2020) (order); ALPS Variable Investment Trust, et al., Investment Company Act Rel. Nos. 33468 (May 7, 2019) (notice) and 33500 (June 3, 2019) (order); Advisors Asset Management, Inc. et al., Investment Company Act Rel. Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); Destra Capital Advisors LLC, et al., Investment Company Act Rel. Nos. 32458 (January 30, 2017) (notice) and 32510 (February 27, 2017) (order); ETF Managers Group, et al., Investment Company Act Rel. Nos. 32317 (October 13, 2016) (notice) and 32358 (November 10, 2016) (order); ETF Series Solutions and AlphaClone, Inc., Investment Company Act Rel. Nos. 31906 (November 19, 2015) (notice) and 31938 (December 15, 2015) (order); Exchange Traded Concepts, LLC, et al., Investment Company Act Release Nos. 31453 (February 10, 2015) (notice) and 31502 (March 10, 2015) (order).

_________________________

16 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following Conditions:17

1. Before a Sub-Advised Fund may rely on the order requested in the Application, the operation of the Sub-Advised Fund in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or in the case of a new Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by Condition 2 below, by the initial shareholder(s) before offering the Sub-Advised Fund’s shares to the public.

2. The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. The Adviser will provide general management services to a Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets. Subject to review and approval of the Board, the Adviser will (a) set a Sub-Advised Fund’s overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Fund’s assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Fund’s investment objective, policies and restrictions. Subject to the review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Fund’s assets among Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4. A Sub-Advised Fund will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Sub-Advised Fund.

5. Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

_________________________

17 Applicants will only comply with Conditions 7, 8, 9, and 12 if they rely on the Fee Disclosure Relief that would allow them to provide Aggregate Fee Disclosure.

14

9. Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a sub-adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11. No Trustee or officer of the Trust, a Sub-Advised Fund, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or under common control with a Sub-Adviser.

12. Each Sub-Advised Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13. Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Fund’s existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

14. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII. PROCEDURAL MATTERS

All the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of the Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address of Easterly Investment Partners is 138 Conant Street, Beverly, Massachusetts 01915, that the address of Easterly Funds Trust is 515 Madison Avenue, New York, New York 10022 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

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X. SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on December 7, 2023.

JAMES ALPHA FUNDS TRUST d/b/a EASTERLY FUNDS TRUST

By:	/s/ Darrell Crate
Name:	Darrell Crate
Title:	President

EASTERLY INVESTMENT PARTNERS LLC

By:	/s/ Darrell Crate
Name:	Darrell Crate
Title:	Chairman

16

EXHIBIT INDEX

		Sequential Page Number
A-1	Secretary’s Authorization - Authorizing Resolutions of Easterly Funds Trust	18
A-2	Officer’s Authorization	19
B	Verifications of Easterly Investment Partners LLC and Easterly Funds Trust Pursuant to Rule 0-2(d)	20
C	Existing Funds and their Sub-Advisers	21
D-1	Marked copy of 40-APP of Easterly Investment Partners LLC and Easterly Funds Trust against 40-APP/A of Catholic Responsible Investments Funds and Christian Brothers Investment Services, Inc. (File No. 812-15264)	22
D-2	Marked copy of 40-APP of Easterly Investment Partners LLC and Easterly Funds Trust against 40-APP/A of ETF Opportunities Trust and Applied Finance Advisors, LLC (File No. 812-15217)	45

17

EXHIBIT A – CERTIFICATIONS

EASTERLY FUNDS TRUST

RESOLUTIONS ADOPTED BY TRUSTEES OF THE TRUST

The undersigned, Amaris Sahota, hereby certifies that she is the duly appointed Secretary of James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust, as amended, and Bylaws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions adopted by the Board of Trustees of the Trust at a meeting held on July 25, 2023, in accordance with the Bylaws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare and file with the Securities and Exchange Commission (“SEC”) on behalf of the Trust an application (“Exemptive Application”) for an order (the “Order”) under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) to exempt certain series of the Trust and its investment adviser, Easterly Investment Partners LLC, from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements to operate in a multi-manager structure as discussed at the meeting, and any necessary or appropriate amendments thereto; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

James Alpha Funds Trust d/b/a Easterly Funds Trust

By:	/s/ Amaris Sahota
Name:	Amaris Sahota
Title:	Secretary
Date:	December 7, 2023

A-1

18

EASTERLY INVESTMENT PARTNERS LLC

Authorization

The undersigned, Darrell Crate, hereby certifies that he is the duly elected Chairman of Easterly Investment Partners LLC (“EIP”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of EIP have been taken; and that the person signing and filing the Application by EIP is fully authorized to do so.

Easterly Investment Partners LLC

By:	/s/ Darrell Crate
Name:	Darrell Crate
Title:	Chairman
Date:	December 7, 2023

A-2

19

EXHIBIT B – VERIFICATIONS

The undersigned states he has duly executed the attached Application for an Exemptive Order dated December 7, 2023, for and on behalf of Easterly Investment Partners LLC; that he is the Chairman of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Easterly Investment Partners LLC

By:	/s/ Darrell Crate
Name:	Darrell Crate
Title:	Chairman
Date:	December 7, 2023

The undersigned states he has duly executed the attached Application for an Exemptive Order dated December 7, 2023, for and on behalf of James Alpha Funds Trust d/b/a Easterly Funds Trust; that he is the President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

James Alpha Funds Trust d/b/a Easterly Funds Trust

By:	/s/ Darrell Crate
Name:	Darrell Crate
Title:	President
Date:	December 7, 2023

20

EXHIBIT C

EXISTING FUNDS	SUB-ADVISERS
Easterly Global Real Estate Fund	Ranger Global Real Estate Advisors, LLC
Easterly Income Opportunities Fund	Orange Investment Advisors, LLC
Easterly Hedged Equity Fund	EAB Investment Group, LLC
Easterly Snow Long/Short Opportunity Fund	N/A
Easterly Snow Small Cap Value Fund	N/A

21

Exhibit D-1

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. ~~812-15264~~812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

~~First Amended~~ Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Exemption from Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and Certain Disclosure Requirements under Various Rules and Forms.

In the Matter of

James Alpha Funds Trust d/b/a Easterly Funds Trust

515 Madison Avenue

New York, New York 10022

~~Catholic Responsible Investments Funds~~

~~One Freedom Valley Drive~~

~~Oaks, Pennsylvania 19456~~

and

Easterly Investment Partners LLC

138 Conant Street

Beverly, Massachusetts 01915

~~Christian Brothers Investment Services, Inc.~~

~~125 South Wacker Drive, Suite 2400~~

~~Chicago, Illinois 60606~~

Please send all communications and orders to:

~~Michael Beattie~~	~~Jeffrey A. McCroy~~
~~Catholic Responsible Investments Funds~~	~~Christian Brothers Investment Services, Inc.~~
~~One Freedom Valley Drive~~	~~125 South Wacker Drive, Suite 2400~~
~~Oaks, PA 19456~~ 	~~Chicago, IL 60606~~
~~mbeattie@seic.com~~	~~jmccroy@cbisonline.com~~

Darrell Crate
Easterly Funds Trust

515 Madison Avenue

New York, New York 10022

(617) 231-4343 / dcrate@easterlyam.com

with a copy to:

~~Sean Graber, Esq.~~	~~Michael K. Renetzky, Esq.~~
~~Morgan, Lewis & Bockius LLP~~	~~Locke Lord LLP~~
~~1701 Market Street~~	~~111 South Wacker Drive~~
~~Philadelphia, PA 1910~~	~~Chicago, Illinois 60606~~
~~(215) 963-5598~~	~~(312) 443-1823~~
~~Sean.graber@morganlewis.com~~	~~mrenetzky@lockelord.com~~

22

Matthew DiClemente, Esq.

Michael W. Mundt, Esq.

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

(215) 564-8173 / mdiclemente@stradley.com

(202) 419-8403 / mmundt@stradley.com

Page 1 of ~~20~~68 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on December ~~27~~7, ~~2021~~2023

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I. INTRODUCTION

~~Catholic Responsible Investments Funds~~James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”) and ~~Christian Brothers~~Easterly Investment ~~Services, Inc.~~Partners LLC (the “Adviser,” and together with the Trust, the “Applicants”),1 ~~the~~a registered investment adviser to the Trust, hereby submit this ~~first amended~~ application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Trust is registered with the Commission as an open-end investment company that offers one or more series of shares (the “Existing Funds”) pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act.2 Applicants request that the relief sought herein apply to the Applicants, including the Existing Funds, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that, in each case, is advised by the Adviser, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (each a “Sub-Advised Fund” and collectively, the “Sub-Advised Funds”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”),3 including a majority of the Trustees who are not “interested persons” of the Trust, the Sub-Advised Funds or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to, without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Sub-Advised Fund and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Sub-Advised Fund is (1) an indirect or direct “wholly owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser for that Sub-Advised Fund, or (2) a sister company of the Adviser for that Sub-Advised Fund that is an indirect or direct wholly-owned subsidiary of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2), a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Sub-Advised Fund, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Sub-Advised Fund (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).4

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1 The term “Adviser” includes (i) the Adviser and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The ~~existing~~Existing Funds and their current Sub-Advisers appear on Exhibit C.

3 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as that term is defined herein), if different.

4 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

Affiliated person of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. Section 2(a)(43) of the 1940 Act defines “wholly owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Sub-Advised Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All series that currently intend to be Sub-Advised Funds are identified on Exhibit C of the Application. The existing Sub-Advisers to the Existing Funds are also identified on Exhibit C of the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.5

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees, the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Trustees who are Independent Trustees, would on behalf of each Sub-Advised Fund, and without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to any existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-Advised Funds would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II. THE TRUST

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust has registered shares of the Existing Funds under the Securities Act and the Existing Funds are advised, or will be advised, by the Adviser. The Trust is managed by a Board of Trustees, the majority of whom are Independent Trustees. An Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Sub-Advised Fund. The Trust and the Sub-Advised Funds are not required to hold annual shareholder meetings.

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5 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Fund or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Funds (“Affiliated Sub-Adviser”).

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Each Sub-Advised Fund has or will have its own distinct investment objective, policies and restrictions. Shares of each Sub-Advised Fund are or will be offered pursuant to a registration statement filed on Form N-1A.

III. THE ADVISER

The Adviser will serve as “investment adviser” to each Sub-Advised Fund pursuant to an investment advisory agreement with the applicable registered open-end management investment company of which the Sub-Advised Fund is a series (~~the~~each, an “Investment Management Agreement”~~). Christian Brothers~~ and collectively, the “Investment Management Agreements”). Easterly Investment ~~Services, Inc. is a corporation organized under the laws of Illinois~~Partners LLC is a Delaware limited liability company with its principal office located ~~in Chicago, Illinois~~at 138 Conant Street, Beverly, Massachusetts 01915 and is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act.

The Investment Management ~~Agreement~~Agreements for the Existing Funds ~~was~~were approved by the Board, including a majority of the Independent Trustees, and will be approved by the shareholders of each applicable Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Investment Management Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management ~~Agreement~~Agreements. Pursuant to the terms of an Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Sub-Advised Fund.

As the investment adviser to each Sub-Advised Fund, the Adviser ~~is~~will be responsible for determining the securities and other instruments to be purchased, sold or entered into by each Sub-Advised Fund and ~~placing~~will place orders with brokers or dealers selected by the Adviser. The Adviser will also ~~determines~~determine what portion of each Sub-Advised Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically ~~reviews~~review a Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular Sub-Advised Fund, may recommend changes to the investment policies and strategies of the Sub-Advised Fund for consideration by the Board.

Consistent with the terms of ~~the~~each Investment Management Agreement, the Adviser may, subject to the approval of the Board,6 including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to one or more Sub-Advisers. In accordance with an Investment Management Agreement, the Adviser would supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser would continue to have overall responsibility for the management and investment of the assets of each Sub-Advised Fund, and the Adviser’s responsibilities would include, for example, recommending the removal or replacement of Sub-Advisers and determining the portion of that Sub-Advised Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determined to delegate portfolio management responsibilities to one or more sub-advisers, the Adviser would evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Sub-Advised Fund, and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Sub-Advised Fund’s investment policies and restrictions. If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

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6 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund.

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For its services to a Sub-Advised Fund under an Investment Management Agreement, the Adviser will receive an investment management fee from that Sub-Advised Fund. A Sub-Adviser will receive an investment management fee from the Adviser.7 The fee paid to a Sub-Adviser would be a result of negotiations between the Adviser and the Sub-Adviser and would be approved by the Board, including a majority of the Independent Trustees.

IV. THE SUB-ADVISERS

The Adviser ~~has entered~~will enter into Sub-Advisory Agreements with Sub-Advisers with respect to the relevant Existing Funds. The Sub-Advisory Agreements have been approved by the Board, including a majority of the Independent Trustees, and ~~by the sole shareholder of each~~will be approved by shareholders of each relevant Existing Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement with each Sub-Adviser with respect to the relevant Existing Funds will comply with Section 15(a) of the 1940 Act. The Adviser may, in the future, enter into additional Sub-Advisory Agreements with other Sub-Advisers with respect to a particular Sub-Advised Fund.

The Sub-Advisers to the Existing Funds are, and any future Sub-Advisers will be, “investment advisers” to the Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers to the Existing Funds are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and ~~recommends~~will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for certain Sub-Advised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers, and the Sub-Advisers would have management oversight of that portion of the Sub-Advised Fund allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to each Sub-Adviser, and make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and will assist the Adviser to maintain the Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Sub-Advised Fund’s investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Fund.

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7 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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Any Sub-Advisory Agreements have been or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Fund, and will provide that (1) it will continue in effect for more than an initial term of up to two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Sub-Advised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to the Applicants. The Sub-Advisory Agreements will set forth the duties of the Sub-Advisers and precisely describe the compensation to be paid by the Adviser to the Sub-Advisers.

The terms of any Sub-Advisory Agreements also will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board will dedicate substantial time each year to the review of contract matters, including matters relating to the Investment Management ~~Agreement~~Agreements and Sub-Advisory Agreements. The Board will request and review comprehensive materials received from the Adviser, the Sub-Advisers, fund counsel and, when appropriate or necessary, independent third parties. The Board will consist of a majority of Independent Trustees. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the applicable Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.8 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Fund.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

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8 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

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VI. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A. Shareholder Vote

1. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as including any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.11 Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisers without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

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9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

11 It is possible, however, that a Wholly-Owned Sub-Adviser may share certain investment personnel with an Adviser.

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2. Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Sub-Advised Fund, or may operate the Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

i. Operation of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions, and instead the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Funds, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund.14

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12 See Section 1(b)(6) of the 1940 Act.

13 Hearing on S.3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

14 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of the assets of a Sub-Advised Fund from time to time.

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From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board to select the Sub-Advisers who are in the best position to achieve the Sub-Advised Fund’s investment objectives. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and the Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreement and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of a Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser’s fee, whether payable by the Adviser or directly payable by a Sub-Advised Fund, directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Fund. Accordingly, the Adviser and the applicable Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

ii. Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser had an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Sub-Advised Fund because of the conditions set forth in this Application.

Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees. For any Sub-Advised Fund that uses an Affiliated Sub-Adviser, including, but not limited to, a Wholly-Owned Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Fund is in the best interests of the Sub-Advised Fund and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Trustees who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Fund would remain subject to annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

iii. Benefits to Shareholders

If a new Sub-Adviser were to be retained by the Adviser on behalf of a Sub-Advised Fund today, the shareholders of the Sub-Advised Fund will be required to approve the Sub-Advisory Agreement. Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund is required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Sub-Advised Fund would be required to

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approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has Sub-Advisers are effectively hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, monitoring, recommending and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to manage the assets of the Sub-Advised Fund directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Fund are paying the Adviser—the selection, supervision and evaluation of the Sub-Advisers—without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorum), the Sub-Advised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders. Without the requested relief, a Sub-Advised Fund may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Sub-Advised Fund’s assets diligently because of diminished capabilities resulting from loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Sub-Advised Fund, as applicable, to each Sub-Adviser.

iv. Shareholder Notification

With the exception of the relief requested in connection with the Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information (the “SAI”) for each Sub-Advised Fund will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

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If a new Sub-Adviser is hired, the Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;15 and (b) the Sub-Advised Fund will make the Multi-manager Information Statement available on the Website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that Website for at least 90 days.

In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. A Sub-Advised Fund will be required, as provided in Condition 1 below, to obtain shareholder approval to operate as a “multiple manager” fund as described herein (the “Multi-Manager Arrangement”) before relying on the order requested in this Application. If a Sub-Advised Fund obtains or has obtained shareholder approval of the Multi-Manager Arrangement before the order requested in this Application is issued, the prospectus for the Sub-Advised Fund will contain, at all times following that approval, the disclosures required by Condition 2 to this Application. A Sub-Advised Fund whose prospectus did not, at all times following shareholder approval of the Multi-Manager Arrangement, contain the disclosures required by Condition 2 will obtain shareholder approval before relying on the requested order.

B. Fee Disclosure

1. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

_________________________

15 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Fund. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

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Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the Sub-Advised Fund’s financial statements to include information concerning fees paid to the Sub-Advisers. An exemption is requested to permit the Sub-Advised Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2. Requested Relief

Applicants seek relief to permit each Sub-Advised Fund to disclose (as a dollar amount and a percentage of a Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Fund’s net assets.

As noted above, the Adviser may operate Sub-Advised Funds in a manner different from a traditional investment company. By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Fund. The Adviser may compensate the Sub-Advisers, or the Sub-Advised Funds may compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser or the Sub-Advised Fund would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser and the Aggregate Fee Disclosure will be fully disclosed and therefore, shareholders will know what the Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.

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Indeed, in a more conventional arrangement, requiring the Sub-Advised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Fund to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.16

The requested relief would benefit shareholders of the Sub-Advised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Catholic Responsible Investments Funds et al., Investment Company Act Rel. Nos. 34474 (January 19, 2022) (notice) and 34508 (February 15, 2022) (order); ETF Opportunities Trust et al., Investment Company Act Rel. Nos. 34463 (January 5, 2022) (notice) and 34494 (February 2, 2022) (order); The Advisors’ Inner Circle Fund et al., Investment Company Act Rel. Nos. 34184 (February 1, 2021) (notice) and 34216 (February 26, 2021) (order); Guinness Atkinson Asset Management, Inc. et al., Investment Company Act Rel. Nos. 33813 (March 10, 2020) (notice) and 33849 (April 22, 2020) (order); ALPS Variable Investment Trust, et al., Investment Company Act Rel. Nos. 33468 (May 7, 2019) (notice) and 33500 (June 3, 2019) (order); Advisors Asset Management, Inc. et al., Investment Company Act Rel. Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); Destra Capital Advisors LLC, et al., Investment Company Act Rel. Nos. 32458 (January 30, 2017) (notice) and 32510 (February 27, 2017) (order); ETF Managers Group, et al., Investment Company Act Rel. Nos. 32317 (October 13, 2016) (notice) and 32358 (November 10, 2016) (order); ETF Series Solutions and AlphaClone, Inc., Investment Company Act Rel. Nos. 31906 (November 19, 2015) (notice) and 31938 (December 15, 2015) (order); Exchange Traded Concepts, LLC, et al., Investment Company Act Release Nos. 31453 (February 10, 2015) (notice) and 31502 (March 10, 2015) (order).

_________________________

16 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following Conditions:17

1. Before a Sub-Advised Fund may rely on the order requested in the Application, the operation of the Sub-Advised Fund in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or in the case of a new Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by Condition 2 below, by the initial shareholder(s) before offering the Sub-Advised Fund’s shares to the public.

2. The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. The Adviser will provide general management services to a Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets. Subject to review and approval of the Board, the Adviser will (a) set a Sub-Advised Fund’s overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Fund’s assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Fund’s investment objective, policies and restrictions. Subject to the review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Fund’s assets among Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4. A Sub-Advised Fund will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Sub-Advised Fund.

5. Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

_________________________

17 Applicants will only comply with Conditions 7, 8, 9, and 12 if they rely on the Fee Disclosure Relief that would allow them to provide Aggregate Fee Disclosure.

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9. Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a sub-adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11. No Trustee or officer of the Trust, a Sub-Advised Fund, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or under common control with a Sub-Adviser.

12. Each Sub-Advised Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13. Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Fund’s existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

14. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII. PROCEDURAL MATTERS

All the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of the Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address of ~~Christian Brothers~~Easterly Investment ~~Services, Inc. is 125 South Wacker Drive, Suite 2400, Chicago, IL 60606~~Partners is 138 Conant Street, Beverly, Massachusetts 01915, that the address of ~~Catholic Responsible Investments Funds is One Freedom Valley Drive, Oaks, Pennsylvania 19456~~Easterly Funds Trust is 515 Madison Avenue, New York, New York 10022 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption

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is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X. SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on ~~the 27th day of~~ December 7, ~~2021~~ 2023.

~~CATHOLIC RESPONSIBLE INVESTMENTS FUNDS~~JAMES ALPHA FUNDS TRUST d/b/a EASTERLY FUNDS TRUST

By:	/s/ ~~Michael Beattie~~Darrell Crate
Name:	~~Michael Beattie~~ Darrell Crate
Title:	President

~~CHRISTIAN BROTHERS~~EASTERLY INVESTMENT ~~SERVICES, INC.~~PARTNERS LLC

By:	/s/ ~~Jeffrey A. McCroy~~Darrell Crate
Name:	~~Jeffrey A. McCroy~~Darrell Crate
Title:	~~President and Chief Executive Officer~~ Chairman

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EXHIBIT INDEX

		Sequential Page Number
A-1	Secretary’s Authorization - Authorizing Resolutions of Easterly Funds Trust	18
A-2	Officer’s Authorization	19
B	Verifications of Easterly Investment Partners LLC and Easterly Funds Trust Pursuant to Rule 0-2(d)	20
C	Existing Funds and their Sub-Advisers	21
D-1	Marked copy of 40-APP of Easterly Investment Partners LLC and Easterly Funds Trust against 40-APP/A of Catholic Responsible Investments Funds and Christian Brothers Investment Services, Inc. (File No. 812-15264)	22
D-2	Marked copy of 40-APP of Easterly Investment Partners LLC and Easterly Funds Trust against 40-APP/A of ETF Opportunities Trust and Applied Finance Advisors, LLC (File No. 812-15217)	45

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EXHIBIT A – CERTIFICATIONS

~~CATHOLIC RESPONSIBLE INVESTMENTS~~EASTERLY FUNDS TRUST

RESOLUTIONS ADOPTED BY ~~SOLE INITIAL TRUSTEE~~TRUSTEES OF THE TRUST

The undersigned, Amaris Sahota, hereby certifies that ~~he~~she is the duly ~~elected President of the Catholic Responsible Investments Funds~~appointed Secretary of James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust, as amended, and ~~By-laws~~Bylaws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions ~~duly~~ adopted by the ~~sole initial Trustee~~Board of Trustees of the Trust at a meeting held on July ~~8~~25, ~~2021~~2023, in accordance with the ~~governing documents~~Bylaws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

~~VOTED~~RESOLVED, that the appropriate officers of the Trust be, and ~~each~~they hereby ~~is~~are, authorized and directed to prepare and file~~, in~~ with the ~~name~~Securities and Exchange Commission (“SEC”) on behalf of the Trust~~, with the Commission~~  an application (“Exemptive Application”) for an order ~~of~~ (the ~~Commission pursuant to~~“Order”) under Section 6(c) of the ~~1940 Act, for an exemption from (a) the provisions of~~Investment Company Act of 1940 (“1940 Act”) to exempt certain series of the Trust and its investment adviser, Easterly Investment Partners LLC, from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder ~~to permit a Trust investment adviser (the “Adviser”), subject to the supervision of the Trustees, to appoint new unaffiliated and/or affiliated sub-advisers to each Fund for which the Adviser serves as investment adviser and to make material changes to the sub-advisory agreements with sub-advisers to a Fund without obtaining shareholder approval of the applicable Fund; and (b) the disclosures required pursuant to certain Items of Form N-1A and Schedule 14A and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation (the “Exemptive Application”);~~and certain disclosure requirements to operate in a multi-manager structure as discussed at the meeting, and any necessary or appropriate amendments thereto; and

~~VOTED~~FURTHER RESOLVED, that the appropriate officers of the Trust~~, with the assistance of Trust counsel or others as may be required, are hereby~~ be, and each of them hereby is, authorized to ~~prepare,~~take all such action, and to execute and ~~file~~deliver all such instruments and documents, in the name and on behalf of the Trust, ~~any~~ and ~~all amendments to such~~under its corporate seal or otherwise, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application ~~as may be necessary or appropriate.~~and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

~~VOTED, that the Exemptive Application and any amendments thereto shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust are hereby authorized to take any and all actions and to prepare, execute, deliver and/or file any and all other agreements, documents, instruments and certificates as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action.~~

40

~~VOTED, that the officers of the Trust are authorized and directed to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effectuate the foregoing resolutions.~~

~~Catholic Responsible Investments Funds~~James Alpha Funds Trust d/b/a Easterly Funds Trust

By:	/s/ ~~Michael Beattie~~Amaris Sahota
Name:	~~Michael Beattie~~Amaris Sahota
Title:	~~President~~Secretary
Date:	December ~~27, 2021~~7, 2023

41

~~CHRISTIAN BROTHERS INVESTMENT SERVICES, INC.~~

EASTERLY INVESTMENT PARTNERS LLC

Authorization

The undersigned, Darrell Crate, hereby certifies that he is the ~~President and Chief Executive Officer of Christian Brothers~~duly elected Chairman of Easterly Investment ~~Services, Inc.~~Partners LLC (“EIP”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of EIP have been taken; and that ~~as the President and Chief Executive Officer of Christian Brothers Investment Services, Inc., he is authorized to execute and file the Application on behalf of Christian Brothers Investment Services, Inc.~~the person signing and filing the Application by EIP is fully authorized to do so.

~~Christian Brothers~~Easterly Investment ~~Services, Inc.~~Partners LLC

By:	/s/ ~~Jeffrey A. McCroy~~Darrell Crate
Name:	~~Jeffrey A. McCroy~~Darrell Crate
Title:	~~President and Chief Executive Officer~~Chairman
Date:	December ~~27, 2021~~7, 2023

42

EXHIBIT B – VERIFICATIONS

The undersigned states ~~that (i)~~ he has duly executed the attached Application for an Exemptive Order dated December 7, 2023, for and on behalf of ~~Christian Brothers~~Easterly Investment ~~Services, Inc. (ii)~~Partners LLC; that he is the ~~President and Chief Executive Officer thereof; and (iii)~~Chairman of such company; and that all action by officers, directors~~,~~  and other bodies necessary to authorize ~~him~~the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information~~,~~  and belief.

~~Christian Brothers~~Easterly Investment ~~Services, Inc.~~Partners LLC

By:	/s/ ~~Jeffrey A. McCroy~~Darrell Crate
Name:	~~Jeffrey A. McCroy~~Darrell Crate
Title:	~~President and Chief Executive Officer~~Chairman
Date:	December ~~27, 2021~~7, 2023

The undersigned states ~~that (i)~~ he has duly executed the attached Application for an Exemptive Order dated December 7, 2023, for and on behalf of ~~Catholic Responsible Investments Funds; (ii) that he is President thereof; and (iii) he is authorized~~James Alpha Funds Trust d/b/a Easterly Funds Trust; that he is the President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information~~,~~  and belief.

~~Catholic Responsible Investments Funds~~James Alpha Funds Trust d/b/a Easterly Funds Trust

By:	/s/ ~~Michael Beattie~~Darrell Crate
Name:	~~Michael Beattie~~Darrell Crate
Title:	President
Date:	December ~~27, 2021~~7, 2023

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EXHIBIT C

EXISTING FUNDS	SUB-ADVISERS
~~Catholic Responsible Investments Ultra Short Bond~~Easterly Global Real Estate Fund	~~Wellington Management Company LLP~~Ranger Global Real Estate Advisors, LLC
~~Catholic Responsible Investments Short Duration Bond Fund~~	~~Longfellow Investment Management Co., LLC~~
~~Catholic Responsible Investments Bond Fund~~	~~Brandywine Global Investment Management, LLC Dodge & Cox Sun Life Capital Management (U.S.) LLC~~
~~Catholic Responsible Investments Opportunistic Bond~~Easterly Income Opportunities Fund	~~Brandywine Global~~Orange Investment ~~Management~~Advisors, LLC ~~Longfellow Investment Management Co., LLC~~
~~Catholic Responsible Investments Equity Index Fund~~	~~RhumbLine Advisers~~
~~Catholic Responsible Investments Small-Cap Fund~~	~~RhumbLine Advisers~~
~~Catholic Responsible Investments Multi-Style US~~Easterly Hedged Equity Fund	~~Dodge & Cox Mar Vista~~EAB Investment ~~Partners~~Group, LLC ~~Wellington Management Company LLP~~
~~Catholic Responsible Investments International Equity Fund~~	~~Causeway Capital Management LLC Principal Global Investors, LLC WCM Investment Management~~
~~Catholic Responsible Investments International Small-Cap Fund~~	~~Global Alpha Capital Management, Ltd. Lazard Asset Management LLC~~
~~Catholic Responsible Investments Magnus 60/40 Alpha Plus~~Easterly Snow Long/Short Opportunity Fund	N/A
~~Catholic Responsible Investments Magnus 60/40 Beta Plus~~Easterly Snow Small Cap Value Fund	N/A
~~Catholic Responsible Investments Magnus 45/55 Fund~~	~~N/A~~
~~Catholic Responsible Investments Magnus 75/25 Fund~~	~~N/A~~

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Exhibit D-2

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. ~~812-15217~~812-

~~As filed with the Securities and Exchange Commission on November 10, 2021~~

UNITED STATES OF AMERICA

BEFORE THE

~~U.S.~~ SECURITIES AND EXCHANGE COMMISSION

~~Washington, D.C. 20549~~

~~SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUSRULES AND FORMS~~

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Exemption from Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and Certain Disclosure Requirements under Various Rules and Forms.

~~ETF Opportunities Trust~~

In the Matter of

~~8730 Stony Point Parkway, Suite 205~~

~~Richmond, VA 23235~~

James Alpha Funds Trust d/b/a Easterly Funds Trust

515 Madison Avenue

New York, New York 10022

and

Easterly Investment Partners LLC

138 Conant Street

Beverly, Massachusetts 01915

Please ~~direct~~send all communications ~~regarding this Application~~and orders to:

~~John H. Lively, Esq.~~

Darrell Crate
Easterly Funds Trust

~~Practus, LLP~~ 515 Madison Avenue

New York, New York 10022

~~11300 Tomahawk Creek Parkway, Suite 310~~

~~Leawood, KS 66211~~

(~~913) 660-0778, John.Lively@practus~~617) 231-4343 / dcrate@easterlyam.com

~~With~~with a copy to:

~~Karen Shupe, Treasurer~~

~~ETF Opportunities Trust~~

Matthew DiClemente, Esq.

Michael W. Mundt, Esq.

Stradley Ronon Stevens & Young, LLP

45

~~8730 Stony Point Parkway~~2005 Market Street, Suite ~~205~~ 2600

~~Richmond, VA 23235~~

Philadelphia, PA 19103-7018

(215) 564-8173 / mdiclemente@stradley.com

(202) 419-8403 / mmundt@stradley.com

~~This Application~~Page 1 of 68 sequentially numbered pages (including ~~Exhibits) contains 18 pages.~~exhibits)

As filed with the Securities and Exchange Commission on December 7, 2023

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~WASHINGTON, D.C. 20549~~

~~In the Matter of:~~

~~ETF Opportunities Trust~~

~~8730 Stony Point Parkway, Suite 205~~

~~Richmond, VA 23235~~

~~and~~

~~Applied Finance Advisors, LLC~~

~~17806 IH 10, Suite 300~~

~~San Antonio, Texas 78257~~

~~Investment Company Act of 1940~~

~~File No. 812-15217~~

~~) ) ) ) ) ) ) ) ) ) )~~	~~SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF~~
~~THE INVESTMENT COMPANY ACT OF 1940, AS~~
~~AMENDED, FOR AN ORDER OF EXEMPTION~~
~~FROM SECTION 15(a) OF THE ACT AND RULE~~
~~18f-2 UNDER THE ACT AND FROM CERTAIN~~
~~DISCLOSURE REQUIREMENTS UNDER~~
~~VARIOUS RULES AND FORMS~~

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I. INTRODUCTION

~~ETF Opportunities~~James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”) ~~a registered open-end investment company that offers one or more series of shares (each, a “Series” and collectively, the “Series”), which includes the Applied Finance Valuation Large Cap ETF (the “Existing Fund”), on its own behalf and on behalf of each Series, and Applied Finance Advisors,~~and Easterly Investment Partners LLC (the “Adviser,” and~~,~~  together with the Trust, the “Applicants”),1 ~~hereby submits this second amended~~a registered investment adviser to the Trust, hereby submit this application (the “~~Second Amended~~ Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Trust is registered with the Commission as an open-end investment company that offers one or more series of shares (the “Existing Funds”) pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act.2 Applicants request that the relief sought herein apply to the Applicants, including the Existing ~~Fund~~Funds, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that, in each case, is advised by the Adviser, uses the multi-manager structure described in ~~the Second Amended~~this Application, and complies with the terms and conditions set forth herein (each~~,~~  a “~~Sub-advised Series~~Sub-Advised Fund” and collectively, the “Sub-Advised Funds”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the ~~board~~Board of ~~trustees~~Trustees of the Trust (the “Board”),3~~,~~  including a majority of ~~those~~the Trustees who are not “interested persons” of the Trust, ~~Sub-advised Series,~~the Sub-Advised Funds or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent ~~Board Members~~Trustees”), to, without obtaining shareholder approval: (i) select certain wholly-owned ~~(as defined below)~~ and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a ~~Sub-advised Series~~Sub-Advised Fund and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a ~~Sub-advised Series~~Sub-Advised Fund is~~:~~  (1) an indirect or direct “~~wholly-owned~~wholly owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser for that ~~Sub-advised Series~~Sub-Advised Fund, or~~;~~  (2) a sister company of the Adviser for that ~~Sub-advised Series~~Sub-Advised Fund that is an indirect or direct ~~“~~wholly-owned subsidiary~~” (as such term is defined in Section 2(a)(43) of the 1940 Act) of~~ of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2), a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”)~~;~~, or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the ~~Sub-advised Series~~Sub-Advised Fund, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to ~~the Sub-advised Series or as an investment adviser or sub-adviser to any Series of the Trust other than the Sub-advised Series~~a Sub-Advised Fund (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).4

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1 The term “Adviser” includes (i) the Adviser~~,~~ and (ii~~) its successors, and (iii~~) any entity controlling, controlled by or under common control with, the Adviser or its successors ~~that serves as the primary adviser to a Subadvised Series. For the~~. For purposes of the requested order, “successor” is limited to an entity ~~resulting~~that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The Existing ~~Fund~~Funds and ~~its~~their current ~~investment sub-adviser~~Sub-Advisers appear on Exhibit C. ~~The Trust also offers other series not advised by the Adviser and the relief sought herein will not apply to such other series or investment advisers unless the Commission has granted an order of exemption to such series and investment advisers allowing them to rely on the relief granted herein.~~

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3 The term “Board” also includes the board of trustees or directors of a future ~~Sub-advised Series~~Sub-Advised Fund (as that term is defined herein), if different.

4 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: ~~“~~

Affiliated person~~”~~  of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. Section 2(a)(43) of the 1940 Act defines “~~wholly-owned~~wholly owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the ~~Sub-advised Series~~Sub-Advised Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934~~, as amended~~  (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

~~All series that currently intend to be Sub-advised Series are identified on Exhibit C of the Second Amended Application. The existing Sub-Adviser to the Existing Fund is also identified on Exhibit C of the Second Amended Application.~~ All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All series that currently intend to be Sub-Advised Funds are identified on Exhibit C of the Application. The existing Sub-Advisers to the Existing Funds are also identified on Exhibit C of the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this ~~Second Amended~~ Application.5

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each ~~Sub-advised Series~~Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the ~~Sub-advised Series~~Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees, the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the ~~members of the Board~~Trustees who are Independent ~~Board Members~~Trustees, would on behalf of each ~~Sub-advised Series,~~Sub-Advised Fund, and without obtaining shareholder approval, be permitted to~~:~~  (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers~~;~~, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to ~~an~~any existing ~~sub-advisory agreement~~Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or ~~a~~ Wholly-Owned Sub-Adviser~~, in each case~~  (all such

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changes ~~and amendments~~ requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or ~~by~~ rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the ~~Sub-advised Series~~Sub-Advised Funds would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II. THE TRUST

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust ~~currently offers several Series of shares and may introduce new Series in the future that would operate under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N-1A. The Board, including a majority of the Independent Board Members, will approve the operation of the Series under a multi-manager structure, and the initial shareholder of the Series will approve prior to the commencement of the public offering of the Series’ securities the operation of the Series under a multi-manager structure~~has registered shares of the Existing Funds under the Securities Act and the Existing Funds are advised, or will be advised, by the Adviser. The Trust ~~has~~is managed by a Board ~~that consists of a~~of Trustees, the majority of whom are Independent ~~Board Members. The~~Trustees. An Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each ~~Sub-advised Series~~Sub-Advised Fund. The Trust and ~~its respective Series~~the Sub-Advised Funds are not required to hold annual shareholder meetings.

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5 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the ~~Sub-advised Series, the Trust~~Sub-Advised Fund or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the ~~Sub-advised Series or as an investment adviser or sub-adviser to any series of the Trust other than the Sub-advised Series~~Sub-Advised Funds (“Affiliated Sub-Adviser”).

Each ~~Sub-advised Series~~Sub-Advised Fund has or will have its own distinct investment objective, policies and restrictions. ~~A Sub-advised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Sub-advised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Sub-advised Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.~~Shares of each Sub-Advised Fund are or will be offered pursuant to a registration statement filed on Form N-1A.

III. THE ADVISER

The Adviser will serve as “investment adviser” to each Sub-Advised Fund pursuant to an investment advisory agreement with the applicable registered open-end management investment company of which the Sub-Advised Fund is a series (each, an “Investment Management Agreement” and collectively, the “Investment Management Agreements”). Easterly Investment Partners LLC is a Delaware limited liability company with its principal office located at 138 Conant Street, Beverly, Massachusetts 01915 and is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~The Adviser is a Delaware limited liability company.~~ Any other Adviser ~~also~~ will be registered with the Commission as an investment adviser under the Advisers Act. ~~An Adviser will serve as the investment adviser to each Sub-advised Series~~

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pursuant to an investment advisory agreement (each, an “Investment Management Agreement” and together, the “

The Investment Management Agreements~~”).~~ for the Existing Funds were ~~Each Investment Management Agreement will be~~ approved by the Board, including a majority of the Independent ~~Board Members~~Trustees, and will be approved by the shareholders of ~~the relevant Sub-advised Series~~each applicable Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of ~~these~~each Investment Management ~~Agreements~~Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of ~~each~~an Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each ~~Sub-advised Series.~~ Sub-Advised Fund.

As the investment adviser to each ~~Sub-advised Series~~Sub-Advised Fund, the Adviser will ~~have responsibility~~be responsible for determining the securities and other instruments to be purchased, sold or entered into by each ~~Sub-advised Series~~Sub-Advised Fund and will place orders with brokers or dealers selected by the Adviser. The Adviser will also ~~have responsibility for determining~~determine what portion of each ~~Sub-advised Series’~~Sub-Advised Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a ~~Sub-advised Series’~~Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular ~~Sub-advised Series~~Sub-Advised Fund, may recommend changes to the investment policies and strategies of the ~~Sub-advised Series~~Sub-Advised Fund for consideration by the Board.

~~Each~~Consistent with the terms of each Investment Management Agreement ~~will provide that~~, the Adviser may, subject to the approval of the Board,6 including a majority of the Independent ~~Board Members~~Trustees, and the shareholders of the applicable ~~Sub-advised Series~~Sub-Advised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a ~~Sub-advised Series~~Sub-Advised Fund to one or more Sub-Advisers. In accordance with ~~each~~an Investment Management Agreement, the Adviser ~~will~~would supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser ~~will~~would continue to have overall responsibility for the management and investment of the assets of each ~~Sub-advised Series~~Sub-Advised Fund, and the Adviser’s responsibilities ~~will~~would include, for example, recommending the removal or replacement of Sub-Advisers~~,~~  and determining the portion of that ~~Sub-advised Series’~~Sub-Advised Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser ~~determines~~determined to delegate portfolio management responsibilities to one or more ~~Sub-Advisers~~sub-advisers, the Adviser ~~will~~would evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a ~~Sub-advised Series~~Sub-Advised Fund, and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the ~~Sub-advised Series’~~Sub-Advised Fund’s investment policies and restrictions. If the name of any ~~Sub-advised Series~~Sub-Advised Fund contains the name of a ~~sub-adviser, then~~Sub-Adviser, the name of the Adviser that serves as the primary adviser to the ~~Sub-advised Series~~Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the ~~sub-adviser~~Sub-Adviser.

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6 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund.

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For its services to ~~each Sub-advised Series under the applicable~~a Sub-Advised Fund under an Investment Management Agreement, the Adviser will receive an investment management fee from that ~~Sub-advised Series~~Sub-Advised Fund. A Sub-Adviser will receive an investment management fee from the Adviser.~~6~~7 The fee paid to a Sub-Adviser ~~will~~would be ~~the~~a result of negotiations between the Adviser and the Sub-Adviser and ~~will~~would be approved by the Board, including a majority of the Independent ~~Board Members~~Trustees.

IV. THE SUB-ADVISERS

~~Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Sub-advised Series.7~~

The Adviser will enter into Sub-Advisory Agreements with Sub-Advisers with respect to the relevant Existing Funds. The Sub-Advisory Agreements have been approved by the Board, including a majority of the Independent Trustees, and will be approved by shareholders of each relevant Existing Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement with each Sub-Adviser with respect to the relevant Existing Funds will comply with Section 15(a) of the 1940 Act. The Adviser may, in the future, enter into additional Sub-Advisory Agreements with other Sub-Advisers with respect to a particular Sub-Advised Fund.

The Sub-Advisers to the Existing Funds are, and any future Sub-Advisers will be, “investment advisers” to the ~~Sub-advised Series~~Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the ~~Sub-advised Series~~Sub-Advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers to the Existing Funds are, and any future ~~Sub-Adviser~~Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act or ~~not subject to~~exempt from such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for ~~one or more of the Sub-advised Series~~certain Sub-Advised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a ~~Sub-advised Series’~~Sub-Advised Fund’s assets among the Sub-Advisers, and the Sub-Advisers would have management oversight of that portion of the ~~Sub-advised Series~~Sub-Advised Fund allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and ~~will~~ make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to ~~the Sub-Advisers~~each Sub-Adviser, and ~~will~~ make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other instruments to be purchased, sold or entered into by a ~~Sub-advised Series’~~Sub-Advised Fund’s portfolio or a portion thereof, and will place orders with brokers or dealers that they select~~, or direct the Adviser to place such orders~~. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant ~~Sub-advised Series~~Sub-Advised Fund, and will assist the Adviser to maintain the ~~Sub-advised Series’~~Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective ~~Sub-advised Series’~~Sub-Advised Fund’s investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the ~~Sub-advised Series~~Sub-Advised Fund.

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~~6~~7 A ~~Sub-advised Series~~Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

~~7 Under the terms of the Investment Management Agreement, the Adviser will also have the authority to manage the assets of any Series directly.~~

~~Each~~Any Sub-Advisory ~~Agreement~~Agreements have been or will be approved by the Board, including a majority of the Independent ~~Board Members. Each Sub-Advisory Agreement will be approved prior to the commencement of the public offering of the Sub-advised Series’ securities by the initial shareholder of the applicable Sub-advised Series~~Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will ~~set forth the duties of the Sub-Advisers and will~~ precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant ~~Sub-advised Series~~Sub-Advised Fund, and will provide that (1) it will continue in effect for more than an initial term of up to two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the ~~applicable Sub-advised Series~~relevant Sub-Advised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to the Applicants. The Sub-Advisory Agreements will set forth the duties of the Sub-Advisers and precisely describe the compensation to be paid by the Adviser to the Sub-Advisers.

The terms of ~~the~~any Sub-Advisory Agreements ~~will~~ also will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent ~~Board Members~~Trustees in accordance with Section 15(c) of the 1940 Act. ~~Each year, the~~The Board will dedicate substantial time each year to the review of contract matters, including matters relating to the Investment Management Agreements and Sub-Advisory Agreements. The Board will request and review comprehensive materials received from the Adviser, the Sub-Advisers, fund counsel and, when appropriate or necessary, independent third parties. The Board will consist of a majority of Independent ~~Board Members.~~Trustees. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised ~~Series~~Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised ~~Series~~Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Sub-Advised ~~Series~~Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the applicable Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.8 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant ~~Sub-advised Series~~Sub-Advised Fund.

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V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and ~~the~~ purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this ~~Second Amended~~ Application meets this standard.

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8 A ~~Sub-advised Series~~Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

VI. ~~LEGAL ANALYSIS~~EXEMPTIVE RELIEF REQUESTED AND ~~DISCUSSION~~APPLICABLE LAW

~~a~~A. Shareholder Vote

~~i~~1. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted ~~. . .~~ to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as~~,~~  including~~,~~  any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management ~~Agreements~~Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require a majority of the outstanding voting securities of a ~~Sub-advised Series~~Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a ~~Sub-advised Series~~Sub-Advised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the

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Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.11 Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisers without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

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9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

11 It is possible, however, that a Wholly-Owned Sub-Adviser may share certain investment personnel with an Adviser.

~~ii~~2. Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a ~~Sub-advised Series~~Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent ~~Board Members~~Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Sub-Advised ~~Series~~Fund, or may operate the Sub-Advised ~~Series~~Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the ~~Sub-advised Series~~Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

~~1~~i. ~~Operations~~Operation of the Trust

Section 15(a) was designed to protect the ~~interest~~interests and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 ~~As described below, the~~The relief sought in this ~~Second Amended~~ Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively~~,~~  for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions, and

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instead~~,~~  the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a ~~Sub-advised Series’~~Sub-Advised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the ~~Sub-advised Series~~Sub-Advised Funds, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Sub-Advised ~~Series~~Fund.14

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12 See Section 1(b)(6) of the 1940 Act.

13 ~~Hearings~~Hearing on S.3580 before a Subcomm. ~~Of~~of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

14 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of the assets of a Sub-Advised ~~Series~~Fund from time to time.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a ~~Sub-advised Series’~~Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a ~~Sub-advised Series~~Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board~~,~~  to select the Sub-Advisers who are in the best position to achieve the ~~Sub-advised Series’~~Sub-Advised Fund’s investment ~~objective~~objectives. Shareholders also rely on the Adviser for the overall management of a ~~Sub-advised Series and the Sub-advised Series’~~Sub-Advised Fund and the Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management ~~Agreements and~~Agreement and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the ~~Sub-advised Series~~Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of ~~the~~a Sub-Adviser’s compensation with respect to each ~~Sub-advised Series~~Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. ~~Although only the Adviser’s fee is payable directly by a Sub-advised Series, and the~~The Sub-Adviser’s fee ~~is~~, whether payable by the Adviser~~, the Sub-Adviser’s fee~~ or directly payable by a Sub-Advised Fund, directly bears on the amount and reasonableness of the Adviser’s fee payable by a ~~Sub-advised Series~~Sub-Advised Fund. Accordingly, the Adviser and the applicable Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

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~~2~~ii. Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser had an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the ~~Sub-advised Series~~Sub-Advised Fund because of the conditions set forth in this ~~Second Amended~~ Application.

Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent ~~Board Members. For any Sub-advised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Adviser~~Trustees. For any Sub-Advised Fund that uses an Affiliated Sub-Adviser, including, but not limited to, a Wholly-Owned ~~Sub-Advisers~~Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that ~~Sub-advised Series~~Sub-Advised Fund is in the best interests of the ~~Sub-advised Series~~Sub-Advised Fund and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the ~~Board members~~Trustees who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a ~~Sub-advised Series~~Sub-Advised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent ~~Board Members~~Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the ~~Sub-advised Series~~Sub-Advised Fund would remain subject to ~~the~~ annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent ~~Board Members~~Trustees.

~~3~~iii. Benefits to Shareholders

If a new Sub-Adviser ~~is~~were to be retained by the Adviser on behalf of a ~~Sub-advised Series~~Sub-Advised Fund today, the shareholders of the ~~Sub-advised Series may~~Sub-Advised Fund will be required to approve the Sub-Advisory ~~Agreements~~Agreement. Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected ~~Sub-advised Series may be~~Sub-Advised Fund is required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected ~~Sub-advised Series may~~Sub-Advised Fund would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval ~~would require the Sub-advised Series~~requires the Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the ~~Sub-advised Series~~Sub-Advised Fund, and generally ~~necessitate~~necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the ~~Sub-advised Series~~Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a ~~Sub-advised Series~~Sub-Advised Fund that has Sub-Advisers are effectively hiring the Adviser to manage the ~~Sub-advised Series’~~Sub-Advised Fund’s assets by overseeing, ~~evaluating,~~ monitoring ~~and~~, recommending and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to manage the assets of the Sub-Advised Fund directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the ~~Sub-advised Series~~Sub-Advised Fund are paying the Adviser ~~-~~ —the selection, supervision and evaluation of the Sub-Advisers ~~-~~ —without incurring unnecessary delays or expenses is appropriate in the interest of the ~~Sub-advised Series’~~Sub-Advised Fund’s shareholders and will allow such ~~Sub-advised Series~~Sub-Advised Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary ~~quorums~~quorum), the ~~Sub-advised Series~~Sub-Advised Fund will be

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able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent ~~Board Members~~Trustees, and the Adviser believe that a change would benefit a ~~Sub-advised Series~~Sub-Advised Fund and its shareholders. Without the requested relief, a ~~Sub-advised Series~~Sub-Advised Fund may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a ~~Sub-advised Series’~~Sub-Advised Fund’s assets diligently because of diminished capabilities resulting from loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Moreover, ~~without the requested relief,~~ if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected ~~Sub-advised Series~~Sub-Advised Fund would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management ~~Agreements~~Agreement and Sub-Advisory Agreements in connection with ~~their~~its annual contract renewal ~~processes~~process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Sub-Advised Fund, as applicable, to each Sub-Adviser.

~~4~~iv. Shareholder Notification

With the exception of the relief requested in connection with the Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information (the “SAI”) for each ~~Sub-advised Series~~Sub-Advised Fund will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the ~~Sub-advised Series’~~Sub-Advised Fund’s prospectus and ~~statement of additional information~~SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If a new ~~Sub-Advisers are~~Sub-Adviser is hired, the ~~Sub-advised Series~~Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any ~~Sub-advised Series~~Sub-Advised Fund, that ~~Sub-advised Series~~Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;15 and (b) the ~~Sub-advised Series~~Sub-Advised Fund will make the Multi-manager Information ~~Statement16~~Statement available on the ~~website~~Website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that ~~website~~Website for at least 90 days.

In the circumstances described in this ~~Second Amended~~ Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any ~~Sub-advised Series~~Sub-Advised Fund relying on the ~~relief~~ requested relief in this ~~Second Amended~~ Application, the Board, including its Independent ~~Board Members~~Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable ~~Sub-advised Series will~~Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. A Sub-Advised ~~Series~~Fund will be required, as provided in Condition 1 below, to obtain shareholder approval to operate as a “multiple manager” fund as described herein (the “Multi-Manager Arrangement”) before relying on

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the order requested in this ~~Second Amended~~ Application. If a Sub-Advised ~~Series~~Fund obtains or has obtained shareholder approval of the Multi-Manager Arrangement before the order requested in this ~~Second Amended~~ Application is issued, the prospectus for the Sub-Advised ~~Series~~Fund will contain, at all times following that approval, the disclosures required by Condition 2 to this ~~Second Amended~~ Application. A Sub-Advised ~~Series~~Fund whose prospectus did not, at all times following shareholder approval of the Multi-Manager Arrangement, contain the disclosures required by Condition 2 will obtain shareholder approval before relying on the requested order.

~~b~~B. Fee Disclosure

~~i~~1. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its ~~statement of additional information~~SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

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15 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this ~~Second Amended~~ Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the ~~Multi-manager~~Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the ~~Sub-advised Series.~~Sub-Advised Fund.

~~16~~ A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a ~~Sub-advised Series~~Sub-Advised Fund to disclose the fees paid to Sub-

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Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the ~~Sub-advised Series’~~Sub-Advised Fund’s financial statements to include information concerning fees paid to the Sub-Advisers. An exemption is requested to permit the ~~Sub-advised Series~~Sub-Advised Fund to include only the Aggregate Fee Disclosure ~~(as defined below)~~. All other items required by ~~Section~~Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

~~ii~~2. Requested Relief

Applicants seek relief to permit each ~~Sub-advised Series~~Sub-Advised Fund to disclose (as a dollar amount and a percentage of a ~~Sub-advised Series’~~Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the ~~Sub-advised Series’~~Sub-Advised Fund’s net assets.

As noted above, the Adviser may operate ~~a Sub-advised Series~~Sub-Advised Funds in a manner different from a traditional investment company. By investing in a ~~Sub-advised Series~~Sub-Advised Fund, shareholders are hiring the Adviser to manage the ~~Sub-advised Series’~~Sub-Advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each ~~Sub-advised Series~~Sub-Advised Fund. The Adviser may compensate the Sub-Advisers, or the ~~Sub-advised Series~~Sub-Advised Funds may compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser or the ~~Sub-advised Series~~Sub-Advised Fund would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular ~~Sub-advised Series~~Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser and the Aggregate Fee Disclosure will be fully disclosed and therefore ~~allow~~, shareholders ~~to~~will know what the ~~Sub-advised Series’~~Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a ~~Sub-advised Series~~Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the ~~Sub-advised Series~~Sub-Advised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the ~~Sub-advised Series~~Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-

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Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the ~~Sub-advised Series~~Sub-Advised Fund to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.~~17~~16

The requested relief would benefit shareholders of the ~~Sub-advised Series~~Sub-Advised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

~~c~~C. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., ~~Simplify Exchange Traded Funds and Simplify Asset Management, Inc~~Catholic Responsible Investments Funds et al., Investment Company Act Rel. Nos. ~~34274 (May 24, 2021~~34474 (January 19, 2022) (notice) and ~~34306 (June 21, 2021)~~34508 (February 15, 2022) (order); ETF Opportunities Trust et al., Investment Company Act Rel. Nos. 34463 (January 5, 2022) (notice) and 34494 (February 2, 2022) (order); The Advisors’ Inner Circle Fund et al., Investment Company Act Rel. Nos. 34184 (February 1, 2021) (notice) and 34216 (February 26, 2021) (order); Guinness Atkinson Asset Management, Inc. et al., Investment Company Act Rel. Nos. 33813 (March 10, 2020) (notice) and 33849 (April 22, 2020) (order); ALPS Variable Investment Trust, et al., Investment Company Act Rel. Nos. 33468 (May 7, 2019) (notice) and 33500 (June 3, 2019) (order); Advisors Asset Management, Inc. et al., Investment Company Act Rel. Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); Destra Capital Advisors LLC, et al., Investment Company Act Rel. Nos. 32458 (January 30, 2017) (notice) and 32510 (February 27, 2017) (order); ETF Managers Group, et al., Investment Company Act Rel. Nos. 32317 (October 13, 2016) (notice) and 32358 (November 10, 2016) (order); ETF Series Solutions and AlphaClone, Inc., Investment Company Act Rel. Nos. 31906 (November 19, 2015) (notice) and 31938 (December 15, 2015) (order); Exchange Traded Concepts, LLC, et al., Investment Company Act Release Nos. 31453 (February 10, 2015) (notice) and 31502 (March 10, 2015) (order).

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~~17~~16 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each ~~Sub-advised Series~~Sub-Advised Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each ~~Sub-advised Series~~Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following ~~conditions18~~Conditions:17

1. Before a ~~Sub-advised Series~~Sub-Advised Fund may rely on the order requested in the ~~Second Amended~~ Application, the operation of the ~~Sub-advised Series~~Sub-Advised Fund in the manner described in this ~~Second Amended~~ Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the ~~Sub-advised Series’~~Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or~~,~~  in the case of a new ~~Sub-advised Series~~Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by ~~condition~~Condition 2 below, by the initial shareholder(s) before offering the ~~Sub-advised Series’~~Sub-Advised Fund’s shares to the public.

2. The prospectus for each ~~Sub-advised Series~~Sub-Advised Fund will disclose the existence, substance~~,~~  and effect of any order granted pursuant to this ~~Second Amended~~ Application. Each ~~Sub-advised Series~~Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this ~~Second Amended~~ Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. The Adviser will provide general management services to a ~~Sub-advised Series~~Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the ~~Sub-advised Series’~~Sub-Advised Fund’s assets. Subject to review and approval of the Board, the Adviser will (a) set a ~~Sub-advised Series’~~Sub-Advised Fund’s overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a ~~Sub-advised Series’~~Sub-Advised Fund’s assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a ~~Sub-advised Series’~~Sub-Advised Fund’s investment objective, policies and restrictions. Subject to the review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a ~~Sub-advised Series’~~Sub-Advised Fund’s assets among Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4. A ~~Sub-advised Series~~Sub-Advised Fund will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable ~~Sub-advised Series~~Sub-Advised Fund.

5. Sub-Advised ~~Series~~Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the Board will be Independent ~~Board Members~~Trustees, and the selection and nomination of new or additional Independent ~~Board Members~~Trustees will be placed within the discretion of the then-existing Independent ~~Board Members~~Trustees.

7. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent ~~Board Members~~Trustees. The selection of such counsel will be within the discretion of the then-existing Independent ~~Board Members~~Trustees.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per ~~Sub-advised Series~~Sub-Advised Fund basis. The information will

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reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

_________________________

~~18~~17 Applicants will only comply with ~~conditions~~Conditions 7, 8, 9, and 12 if they rely on the Fee Disclosure Relief that would allow them to provide Aggregate Fee Disclosure.

9. Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a sub-adviser change is proposed for a ~~Sub-advised Series~~Sub-Advised Fund with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent ~~Board Members~~Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the ~~Sub-advised Series~~Sub-Advised Fund and its shareholders~~,~~  and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11. No ~~member of the Board~~Trustee or officer of the Trust, a ~~Sub-advised Series~~Sub-Advised Fund, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person)~~,~~  any interest in a Sub-Adviser~~,~~  except for (~~a~~i) ownership of interests in the Adviser or any entity, ~~other than~~except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (~~b~~ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of ~~a~~any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or ~~is~~ under common control with a Sub-Adviser.

12. Each Sub-Advised ~~Series~~Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13. Any new Sub-Advisory Agreement or any amendment to a ~~Sub-advised Series’~~Sub-Advised Fund’s existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the ~~Sub-advised Series~~Sub-Advised Fund will be submitted to the ~~Sub-advised Series’~~Sub-Advised Fund’s shareholders for approval.

14. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the ~~Second Amended~~ Application, the requested order will expire on the effective date of that rule.

VIII. PROCEDURAL MATTERS

All ~~of~~ the requirements for execution and filing of this ~~Second Amended~~ Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this ~~Second Amended~~ Application. The ~~authorizations of~~certifications of the Applicants, including the resolutions of the Trust authorizing the filing of ~~this Second Amended~~the Application, required by Rule 0-2(c) under the 1940 Act are included as ~~Exhibits~~Exhibit A~~-1 and A-2~~  to this ~~Second Amended~~ Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as ~~Exhibits~~Exhibit B~~-1 and B-2~~  to this ~~Second Amended~~ Application.

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Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that ~~their addresses are as stated on the first page of the Second Amended Application,~~the address of Easterly Investment Partners is 138 Conant Street, Beverly, Massachusetts 01915, that the address of Easterly Funds Trust is 515 Madison Avenue, New York, New York 10022 and that all written communications regarding this ~~Second Amended~~ Application should be directed to the individuals and addresses indicated on the first page of this ~~Second Amended~~ Application.

~~Applicants desire that the Commission issue the requested order pursuant to~~In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without ~~conducting~~holding a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the ~~Second Amended~~ Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X. SIGNATURES

~~Applicants have caused this Second Amended Application to be duly signed on their behalf on the 10th day of November, 2021.~~

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on December 7, 2023.

~~ETF Opportunities Trust~~ JAMES ALPHA FUNDS TRUST d/b/a EASTERLY FUNDS TRUST

By:	/s/ ~~Karen Shupe~~ Darrell Crate
Name:	~~Karen Shupe~~Darrell Crate
Title:	~~Treasurer~~ President

~~Applied Finance Advisors, LLC~~EASTERLY INVESTMENT PARTNERS LLC

By:	/s/ ~~Paul D. Blinn~~Darrell Crate
Name:	~~Paul D. Blinn~~Darrell Crate
Title:	~~Managing Member~~Chairman

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EXHIBIT INDEX

~~EXHIBITS TO SECOND AMENDED APPLICATION~~

~~The following materials are made a part of the Second Amended Application and are attached hereto:~~

~~Designation~~	~~Document~~	Sequential Page Number

~~Exhibits~~ A-1	~~Authorizations~~Secretary’s Authorization - Authorizing Resolutions of Easterly Funds Trust	18
~~and~~ A-2	Officer’s Authorization	19

~~Exhibits~~ B~~-1~~	Verifications of Easterly Investment Partners LLC and Easterly Funds Trust Pursuant to Rule 0-2(d)	20
~~and B-2~~

~~Exhibit~~ C	Existing Funds and ~~Existing~~their Sub-Advisers	21
D-1	Marked copy of 40-APP of Easterly Investment Partners LLC and Easterly Funds Trust against 40-APP/A of Catholic Responsible Investments Funds and Christian Brothers Investment Services, Inc. (File No. 812-15264)	22
D-2	Marked copy of 40-APP of Easterly Investment Partners LLC and Easterly Funds Trust against 40-APP/A of ETF Opportunities Trust and Applied Finance Advisors, LLC (File No. 812-15217)	45

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~~Exhibit~~EXHIBIT A~~-1~~ – CERTIFICATIONS

~~AUTHORIZATION~~

EASTERLY FUNDS TRUST

RESOLUTIONS ADOPTED BY TRUSTEES OF THE TRUST

The undersigned, ~~Karen Shupe~~Amaris Sahota, hereby certifies that she is the ~~Treasurer of ETF Opportunities~~duly appointed Secretary of James Alpha Funds Trust d/b/a Easterly Funds Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder ~~(the “Second Amended~~ and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the ~~Second Amended~~ Application under the Amended and Restated Agreement and Declaration of Trust, as amended, and Bylaws of the Trust have been taken and the person signing and filing the ~~Second Amended~~ Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions adopted by the Board of Trustees of the Trust ~~duly adopted the following~~at a meeting held on July 25, 2023, in accordance with the Bylaws of the Trust and that such resolutions ~~March 9, 2021~~have not been revoked, modified, rescinded, or amended and are in full force and effect:

       RESOLVED, that the ~~filing~~appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare and file with the Securities and Exchange Commission ~~of an application for exemptive relief for~~(“SEC”) on behalf of the Trust an application (“Exemptive Application”) for an order (the “Order”) under Section 6(c) ~~for exemptions from Section 15~~ of the Investment Company Act of 1940~~, as amended~~  (“1940 Act”)~~,~~ to exempt certain series of the Trust and its investment adviser, Easterly Investment Partners LLC, from Section 15(a) of the 1940 Act and Rule 18f-2 ~~under the 1940 Act,~~thereunder and ~~from~~ certain disclosure requirements~~,~~  to operate in a multi-manager structure as ~~described in the application, as it may be amended, be, and it hereby is, approved~~discussed at the meeting, and any necessary or appropriate amendments thereto; and

FURTHER RESOLVED, that ~~each officer~~the appropriate officers of the Trust be, and each of them hereby is, authorized ~~and empowered~~ to ~~do~~take all such ~~further acts~~action, and to execute ~~such further documents as may be necessary or desirable to effect the purposes~~and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

James Alpha Funds Trust d/b/a Easterly Funds Trust

By:	/s/ ~~Karen Shupe~~Amaris Sahota
Name:	~~Karen Shupe~~  Amaris Sahota
Title:	~~Treasurer~~ Secretary
Date:	December 7, 2023

A-1

65

EASTERLY INVESTMENT PARTNERS LLC

Authorization

~~Exhibit A-2~~

~~AUTHORIZATION~~

The undersigned, ~~Paul D. Blinn~~Darrell Crate, hereby certifies that he is ~~a Managing Member of Applied Finance Advisors,~~the duly elected Chairman of Easterly Investment Partners LLC (“~~AFA~~EIP”)~~,~~; that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder ~~(the “Second Amended~~ and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the ~~Second Amended~~ Application under the charter documents of ~~AFA~~EIP have been taken; and that the person signing and filing the ~~Second Amended~~ Application by ~~AFA~~EIP is fully authorized to do so.

Easterly Investment Partners LLC

By:	/s/ ~~Paul D. Blinn~~ Darrell Crate
Name:	~~Paul D. Blinn~~ Darrell Crate
Title:	~~Managing Member~~ Chairman
Date:	December 7, 2023

A-2

66

~~Exhibit~~EXHIBIT B~~-1~~ – VERIFICATIONS

~~VERIFICATION~~

The undersigned~~,~~  states ~~that she~~he has duly executed ~~this Second Amended~~the attached Application for an Exemptive Order dated ~~November 10~~December 7, ~~2021~~2023, for and on behalf of ~~ETF Opportunities Trust, she is the Treasurer~~Easterly Investment Partners LLC; that he is the Chairman of such company; and that all action by ~~trustees~~officers, directors and other ~~persons~~bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further ~~states~~says that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

Easterly Investment Partners LLC

By:	/s/ ~~Karen Shupe~~Darrell Crate
Name:	~~Karen Shupe~~  Darrell Crate
Title:	~~Treasurer~~  Chairman
Date:	December 7, 2023

~~B-1~~

~~Exhibit B-2~~

~~VERIFICATION~~

The undersigned~~,~~  states ~~that~~ he has duly executed ~~this Second Amended~~the attached Application for an Exemptive Order dated ~~November 10~~December 7, ~~2021~~2023, for and on behalf of ~~Applied Finance Advisors, LLC, he is a Managing Member of such company,~~James Alpha Funds Trust d/b/a Easterly Funds Trust; that he is the President of such trust; and that all action by shareholders, trustees and other ~~persons~~bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further ~~states~~says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

James Alpha Funds Trust d/b/a Easterly Funds Trust

By:	/s/ ~~Paul D. Blinn~~Darrell Crate
Name:	~~Paul D. Blinn~~  Darrell Crate
Title:	~~Managing Member~~  President
Date:	December 7, 2023

~~B-2~~

67

~~Exhibit~~EXHIBIT C

~~Existing Funds and Existing Sub-Advisers~~

EXISTING FUNDS	SUB-ADVISERS
~~Existing~~Easterly Global Real Estate Fund	~~Existing Sub-Adviser~~Ranger Global Real Estate Advisors, LLC
~~Applied Finance Valuation Large Cap ETF~~Easterly Income Opportunities Fund	~~Toroso Asset Management~~Orange Investment Advisors, LLC
Easterly Hedged Equity Fund	EAB Investment Group, LLC
Easterly Snow Long/Short Opportunity Fund	N/A
Easterly Snow Small Cap Value Fund	N/A

~~C-1~~

68